Registration No. 333-13399
                                                                  Rule 424(b)(3)



                                 200,000 Shares
                               THE WET SEAL, INC.
                      Class A Common Stock, $.10 par value

          This Prospectus relates to 200,000 shares (the "Class A Shares" or "Shares") of Class A Common Stock, $.10 par value ("Class A Common Stock"), of The Wet Seal, Inc. (the "Company"). The Class A Shares being offered hereby are being offered by La Senza Inc., a Canadian corporation which is a wholly-owned subsidiary of Suzy Shier Limited, a Canadian corporation which indirectly is a principal stockholder of the Company. La Senza Inc. is referred to herein as the "Selling Stockholder." The offering of the Shares by the Selling Stockholder is referred to herein as the "Offering." The Company will not receive any of the proceeds from the sale of Class A Shares offered hereby. The Class A Shares will be offered as such upon the automatic conversion into Class A Common Stock of 200,000 shares of Class B Common Stock, $.10 par value ("Class B Common Stock") held by the Selling Stockholder. The Company's Restated Certificate of Incorporation provides certain restrictions on the ownership and transfer of Class B Common Stock, including that shares of Class B Common Stock may not be transferred by sale or otherwise to any person other than a Permitted Transferee (as defined in the Company's Restated Certificate of Incorporation, see "Selling Stockholder") without first being converted to Class A Common Stock. All of the Shares being offered hereby were issued by the Company in private transactions not involving any public offering and may not be resold in a public distribution except in compliance with the Securities Act of 1933, as amended (the "Act"), and except upon conversion into Class A Common Stock. Holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to two votes per share on matters submitted to a vote of stockholders.

          The Class A Common Stock is traded on the Nasdaq National Market under the symbol "WTSLA." On October 7, 1996, the last reported sale price of the Class A Common Stock on the Nasdaq National Market was $38.125 per share.

          See  "Risk  Factors"  beginning  on  page 3 of this  Prospectus  for a
discussion  of  certain   factors  that  should  be  considered  by  prospective
purchasers of the Shares offered hereby.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMIS-
              SION OR ANY STATE SECURITIES COMMISSION PASSED UPON
                 THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
                    ANY REPRESENTATION TO THE CONTRARY IS A
                              CRIMINAL OFFENSE.

                                October 8, 1996.

                              AVAILABLE INFORMATION

          The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files, reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Commission at prescribed rates from the Public Reference Section of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding the Company at http://www.sec.gov.

          The Company has filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Act, with respect to the Shares offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement and exhibits filed as a part thereof and otherwise incorporated therein and which may be inspected and copied in the manner and at the sources described above. Statements contained in this Prospectus as to the contents of any document referred to are not necessarily complete, and in each instance reference is made to such exhibit for a more complete description and each such statement is qualified in its entirety by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          The following documents which have been filed by the Company with the Commission are incorporated by reference into this Prospectus.

          1) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended August 3, 1996.

          2) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 4, 1996.

          3) The Company's Annual Report on Form 10-K for the fiscal year ended February 3, 1996.

          4) The Company's Current Report on Form 8-K dated June 11, 1996.

          5) The Company's Proxy Statement dated May 31, 1996.

          6) The description of the Company's Class A Common Stock, $.10 par value share, contained in the Company's Registration Statement on Form S-1 under the Securities Act filed with the Commission on July 30, 1990 (File No. 33-34895); and

          7) All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents.

          Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus, except as so modified or superseded. The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the information that has been incorporated by reference in this Prospectus (excluding exhibits to such information which are not specifically incorporated by reference into such information). Requests for such documents should be directed to the Company at its principal executive offices, 64 Fairbanks, Irvine, California 92718, Attention: Corporate Secretary, telephone
(714) 583-9029.

                                  RISK FACTORS

          Potential purchasers of the Class A Common Stock should carefully consider the following factors, as well as the other information contained in this Prospectus, before deciding to purchase the Class A Shares offered hereby.

Historical Decline in Comparable Store Sales; Prior Losses

          Although the Company's comparable store sales have increased by 10.5% through the twenty-six weeks ended August 3, 1996 and 16.5% in the 13 weeks ended August 3, 1996, comparable store sales declined by 14.2%, 9.2% and 4.1% during fiscal years 1993, 1994 and 1995, respectively. The Company believes these declines were primarily attributable to an industry-wide decrease in sales of women's apparel, due in part to a shift in consumer discretionary spending. This resulted in reduced profitability for many women's apparel retailers and led a large number of retailers, including a number of specialty retailers, to close stores or go out of business. There can be no assurance that these and other factors will not again result in declining comparable store sales, which could adversely affect the Company's profitability.

          The Company incurred net losses in fiscal 1993 and 1994 of $2.4 million and $1.0 million, respectively. Those losses were due to a combination of factors, including adverse economic conditions in the Southern California market and declines in the Company's comparable store sales. Following the Company's acquisition of Contempo Casuals on July 1, 1995, the Company achieved greater economies of scale and improved margins, which resulted in the Company's return to profitability in fiscal 1995 and for the first six months of the current fiscal year. There can be no assurance that the Company will continue to be profitable in the current fiscal year or in future years.

Changes in Fashion Trends

          The Company's profitability is largely dependent upon its ability to anticipate the changing fashion tastes of its customers and to respond to those changing tastes in a timely manner. The failure of the Company to anticipate, identify or react appropriately to changing styles, trends or brand preferences could lead to, among other things, lower sales, excess inventories and more frequent markdowns, which could have a material adverse effect on the Company's financial condition and results of operations. In addition, fashion misjudgments could adversely affect the Company's image with its customers, which could materially adversely affect the Company's long-term sales, profitability and growth.

Duplicate Store Locations

          As a result of the acquisition of Contempo Casuals, the Company currently operates both a Contempo Casuals store and a Wet Seal store in 66 malls, which contain approximately 134 of the Company's stores. Such duplicate locations may compete for the same sales, which has resulted in a decrease in sales volume and profitability at these stores. The Company has attempted to reduce the level of competition between its duplicate stores by differentiating the merchandise mix in such stores or by closing duplicate locations. The Company is also converting certain duplicate stores to test new retail concepts. There can be no assurance that the Company will be able to reduce comparable store sales declines or improve the profitability of its duplicate stores.

Competition

        The young women's retail apparel industry is highly competitive. The Company competes for sales primarily with specialty apparel retailers, department stores and certain other apparel retailers, many of which have significantly greater financial, marketing and other resources available to them. In addition, the Company competes for favorable site locations and lease terms in shopping malls. Competition may significantly increase in the future, which could adversely affect the Company.

Economic Conditions and Consumer Spending

          As with other retail businesses, the Company's business is sensitive to consumer spending patterns and preferences. The Company's growth, sales and profitability may be adversely affected by unfavorable local, regional or national economic conditions. The Company is especially affected by economic conditions in California, where approximately 35% of its stores are located.

          Substantially all of the Company's stores are located in regional shopping malls. The Company's sales are derived, in part, from the high volume of traffic in such malls. The Company therefore benefits from the ability of mall "anchor" tenants and other area attractions to generate consumer traffic in the vicinity of the Company's stores and the continuing popularity of malls as shopping destinations. Sales volume and mall traffic may be adversely affected by economic downturns in a particular area, competition from non-mall retailers and other malls, the closing of anchor department stores, and declines in the desirability of the shopping environment in a particular mall, all of which could adversely affect the Company's sales and profitability.

          The Company's sales and profitability also depend upon the continued demand by the Company's customers for fashionable, casual apparel. If the demand for apparel and related merchandise were to decline, the Company's financial condition and results of operations could be materially and adversely affected. Shifts in consumer discretionary spending to other goods such as electronic equipment, computers and music could also adversely affect the Company.

Seasonality

          The retail apparel industry is highly seasonal. The Company generates its highest level of sales during the Christmas season (beginning the week of Thanksgiving and ending the first Saturday after Christmas) and the "back to school" season (beginning the last week of July and ending the first week of September). The Company's profitability depends, to a significant degree, on the sales generated during these peak periods. Any decrease in sales or margins during these periods, whether as a result of then current economic conditions, poor weather or other factors beyond the control of the Company, could have a material adverse effect on the Company.

Dependence on Key Personnel

          The Company's success depends to a significant extent upon the performance of its senior management, particularly Kathy Bronstein, Vice Chairman and Chief Executive Officer, and Edmond Thomas, President and Chief Operating Officer. While the Company has employment agreements with Ms. Bronstein and Mr. Thomas that extend through January 30, 2001, there can be no assurance that the services of either of such executives will remain available to the Company pursuant to such employment agreements. The employment agreements of each of Ms. Bronstein and Mr. Thomas contain non-competition covenants. The Company maintains "key man" life insurance on the life of each of Ms. Bronstein and Mr. Thomas in the amount of $5 million.

Voting Rights of Common Stock; Control by Selling Stockholder

          The voting rights of Class A Common Stock are limited by the Company's Restated Certificate of Incorporation (the "Restated Certificate"). On all matters with respect to which the Company's stockholders have a right to vote, including for the election of directors, a holder of Class A Common Stock is entitled to one vote per share, while a holder of Class B Common Stock is entitled to two votes per share. Except as otherwise required by law, Class A Common Stock and Class B Common Stock vote together as a single class.

          Prior to the Offering, the holders of Class B Common Stock (including the Selling Stockholder) represented 35.9% of the voting power of all classes of the Company's capital stock, of which shares representing 30.2% of the voting power were owned in the aggregate by 3254127 Canada Inc., 3254143 Canada Inc., Los Angeles Express Fashions Inc. (collectively, the "GT Stockholders") and the Selling Stockholder. The GT Stockholders and the Selling Stockholders are controlled, directly or indirectly, by Irving Teitelbaum, Chairman of the Board, and Stephen Gross, Secretary and a Director of the Company.

          Following consummation of the Offering, the holders of Class B Common Stock will own shares representing 33.9% of the voting power of all classes of the Company's capital stock, and 28.1% of the voting power will be owned by the GT Stockholders. As a result, after the Offering, the GT Stockholders may be able to direct the election of all the directors of the Company and determine the outcome of any matter submitted to a vote of stockholders, including any merger, consolidation or sale of all or substantially all of the Company's assets, except as otherwise provided by law.

Anti-Takeover Proposals

          The Board of Directors has approved a resolution proposing certain amendments to its Restated Certificate of Incorporation which would (i) create a classified Board of Directors consisting of three classes each serving a three year term and (ii) provide for a 75% super-majority voting in the event of certain unsolicited takeover offers. These proposals will be the subject of a proxy solicitation to be presented to the stockholders for adoption. If adopted by the stockholders, the proposals would make the Company less vulnerable to hostile bidders and would possibly prevent stockholders from realizing the premium price usually associated with such bids.


                                 USE OF PROCEEDS

          The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholder.

                               SELLING STOCKHOLDER

          The Selling Stockholder is a wholly-owned subsidiary of Suzy Shier Limited, a public company whose shares are traded on the Montreal and Toronto Stock Exchanges. Suzy Shier Limited is also the indirect parent of Los Angeles Express Fashions Inc., holder of 1,300,000 shares of Class B Common Stock of the Company. These companies are controlled, directly or indirectly, by Irving Teitelbaum, Chairman of the Board, and Stephen Gross, Secretary and a Director of the Company. Messrs. Teitelbaum and Gross are brothers-in-law.

          Except for sales to Permitted Transferees, any sale or transfer of shares of Class B Common Stock will result in the automatic conversion of such shares of Class B Common Stock into an equal number of Class A Shares. A Permitted Transferee is defined in the Company's Restated Certificate of Incorporation as (i) an original holder of Class B Common Stock (an "Original Holder"), (ii) an immediate family member of an Original Holder that is a natural person, or (iii) a corporation, trust, partnership, limited partnership, association or similar entity which is directly or indirectly wholly-owned by an Original Holder or his family members. The Shares being registered hereby by the Selling Stockholder will be issued upon the conversion of 200,000 shares of Class B Common Stock currently held by the Selling Stockholder.

          The Selling Stockholder, a Permitted Transferee, received its shares as a result of a transaction with Los Angeles Express Fashions Inc., also a Permitted Transferee.

          The following table sets forth, as of October 1, 1996, (i) the ownership of the outstanding shares of Common Stock held by the Selling Stockholder before the Offering, (ii) the number of shares of Class A Common Stock being sold by the Selling Stockholder in the Offering, and (iii) the number of shares held by the Selling Stockholder after the Offering.


                         Number of
                         Shares of                                                 Number of Shares
                          Class A        Number of Shares                          of Class A Common
                        Common Stock     of Class B Common    Number of Shares     Stock and Class B
                        Owned Before    Stock Owned Before    of Class A Common   Common Stock Owned
                          Offering           Offering        Stock Being Offered    After Offering


La Senza Inc.                0                200,000              200,000                 0




                              PLAN OF DISTRIBUTION

          The Selling Stockholder may elect, from time to time, to sell Shares in the over-the-counter market, on any other exchange on which the Class A Common Stock is listed or traded, in negotiated transactions or through a combination of such methods of sale, at market prices prevailing at the time of sale, prices related to the then-current market price or at negotiated prices, including pursuant to an underwritten offering or one or more of the following methods: (a) purchases by a broker-dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (b) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (c) block trades in which the broker-dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction. The Selling Stockholder may also pledge Shares as collateral for margin accounts and such Shares could be resold pursuant to the terms of such accounts. In effecting sales, broker-dealers engaged by the Selling Stockholder may arrange for other broker-dealers to participate. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholder and/or the purchasers of the Shares for which such broker-dealers may act as agent or to whom they may sell as principal, or both (which compensation shall be negotiated immediately prior to sale and which, as to a particular broker- dealer, may be in excess of customary compensation). Any broker-dealer may act as broker- dealer on behalf of the Selling Stockholder in connection with the offering of certain of the Shares by the Selling Stockholder.

          Under the Exchange Act, and the regulations thereunder, any person engaged in a distribution of the Shares offered by this Prospectus may not simultaneously engage in market making activities with respect to the Class A Common Stock of the Company during the applicable "cooling off" periods prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Selling Stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder including, without limitation, Rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of Shares by the Selling Stockholder.

                                     EXPERTS

          The financial statements incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended February 3, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which financial statements are incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

                                  LEGAL MATTERS

          The validity of the Class A Shares offered hereby will be passed upon for the Company by Akin, Gump, Strauss, Hauer & Feld, L.L.P., New York, New York. Alan Siegel, a director of the company, is a member of the firm of Akin, Gump, Strauss, Hauer & Feld, L.L.P. and holds options to purchase 6,000 shares of Class A Common Stock.

No dealer,  salesperson or other  individual has
been  authorized to give any information or make
any   representations   not  contained  in  this
Prospectus  in  connection   with  the  offering
covered  by this  Prospectus.  If given or made,
such information or representations  must not be
relied  upon as having  been  authorized  by the
Company. This Prospectus does not constitute an
offer to sell, or a  solicitation of an offer to           THE WET SEAL, INC.
buy, any securities in any  jurisdiction  where,
or to any person to whom, it is unlawful to make
such offer or solicitation. Neither the delivery
of this  Prospectus  nor any sale made hereunder            200,000 Shares
shall,  under  any   circumstances,   create  an         Class A Common Stock,
implication  that  there has not been any change            $.10 par value
in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.


                TABLE OF CONTENTS

                                                              __________

                                           Page          P R O S P E C T U S
Available Information.........................2
Incorporation of Certain Documents                            __________
     by Reference.............................2
Risk Factors..................................3
Use of Proceeds...............................6
Selling Stockholder...........................7
Plan of Distribution..........................7
Experts.......................................8
Legal Matters.................................8




                                                           October 8, 1996